UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 1-9936

EDISON 401(K) SAVINGS PLAN

(Full Title of the Plan)

EDISON INTERNATIONAL

(Name of Issuer)

2244 Walnut Grove Avenue (P.O. Box 976), Rosemead, California 91770

(Address of principal executive office)

Edison 401(k) Savings Plan

Financial Statements and Supplemental Schedules

As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023

Reports of Independent Registered Public Accounting Firms	4

Financial Statements
Statements of Net Assets Available for Plan Benefits as of December 31, 2023 and 2022	6
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2023	7
Notes to Financial Statements	8

Supplemental Schedules
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	17
Form 5500, Schedule H, Line 4j – Schedule of Reportable Transactions	19
Appendix of Schedule H – Schedule of Assets (Held at End of Year)	20

Signature	42

Consents of Independent Registered Public Accounting Firms	Exhibit 23

Note: All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Edison 401(k) Savings Plan

Rosemead, California

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Edison 401(k) Savings Plan (the Plan) as of December 31, 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of assets (held at year end) as of December 31, 2023 and schedule of reportable transactions for the year ended December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2024.

Houston, Texas

June 25, 2024

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Edison 401(k) Savings Plan

Rosemead, California

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Edison 401(k) Savings Plan (the Plan) as of December 31, 2022, and the related notes (collectively, the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audit also included evaluating accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Vasquez & Company LLP

We served as the Plan’s auditor from 2021 to 2023.

Glendale, California

June 23, 2023

Financial Statements

Statements of Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

	December 31,
(in thousands)	2023	2022
Assets
Investments, at fair value	$5,626,351	$4,805,171
Receivables
Notes receivable from participants	82,396	76,838
Dividends receivable	4,003	4,411
Receivable from brokers and other	22,057	8,222
Total receivables	108,456	89,471
Total assets	5,734,807	4,894,642

Liabilities
Payable to brokers and other	65,226	45,424
Total liabilities	65,226	45,424

Net assets available for plan benefits	$5,669,581	$4,849,218

See accompanying notes to financial statements.

Statement of Changes in Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

For the year ended
(in thousands)	December 31, 2023
Additions
Investment income
Dividends	$27,702
Interest income and other	27,103
Net appreciation in fair value of investments	851,152
Total investment income	905,957
Interest income on notes receivable from participants	4,464
Contributions
Employer contributions, net of forfeitures	120,797
Participant and rollover contributions	195,192
Total net contributions	315,989
Total additions	1,226,410

Deductions
Management fees	(3,703)
Distributions to participants	(402,344)
Total deductions	(406,047)

Net increase	820,363
Net assets available for plan benefits
Beginning of year	4,849,218
End of year	$5,669,581

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Plan Description

The following description of the Edison 401(k) Savings Plan (the "Plan") provides only general information. The Plan sponsor is Southern California Edison Company ("SCE," the "Plan Sponsor"). Participants should refer to the summary plan description and plan document, as amended, for a complete description of the Plan's provisions.

Nature of Plan

Eligibility

The Plan is a defined contribution plan with a 401(k) feature, in which qualifying full-time and part-time employees of Edison International (the "Company") and subsidiary companies, including SCE, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. An employee, as defined by the plan document, is eligible to participate in the Plan immediately upon employment.

Contributions

Subject to statutory limits, all participants may defer pre-tax and after-tax dollars up to 84% of eligible pay. Participating employers provide matching contributions of up to 6% of a participant's eligible pay. The Company allows employees who have attained age fifty before the close of a plan year to make catch-up contributions subject to Internal Revenue Service ("IRS") limitations. The Plan also accepts rollover contributions from other qualified plans. In addition to the matching contributions mentioned above, employees hired by the Company on or after December 31, 2017, receive non-elective employer contributions. Represented employees receive a non-elective contribution of 4-6%, based on age and service points. Non-represented employees hired between December 31, 2017 and June 30, 2024, receive a non-elective employer contribution of 6%. Non-represented employees hired on or after July 1, 2024, will receive a non-elective contribution of 4-6%, based on age and service points.

Vesting

Participants immediately vest in their own contributions plus actual earnings thereon. Employer contributions plus actual earnings thereon vest at a rate of 20% per year. After five years of service or reaching age 65, all existing and future employer contributions and related earnings are fully vested.

Forfeitures

Forfeited non-vested accounts are used to offset employer contributions. On December 31, 2023 and 2022, the unused portion of forfeited non-vested accounts totaled approximately $11,000 and $64,000, respectively. During 2023, there were $1,593,000 of new forfeited non-vested accounts. Forfeited non-vested accounts were used to reduce employer contributions by approximately $1,646,000 in 2023.

Plan Trust

Plan assets are held in a trust with State Street Bank and Trust Company (the "Trustee") for the benefit of participants and their beneficiaries. The mutual covenants to which the Plan Sponsor and the Trustee agree are disclosed in the trust agreement between the Plan Sponsor and the Trustee. Participants should refer to the trust agreement for a complete description of the mutual covenants.

Plan Administration

The Plan is administered by the Southern California Edison Company Benefits Committee (the "Plan Administrator"), and Conduent Inc. is the Plan's record keeper. The Plan provides participants with a detailed description of each investment fund choice and lists the respective investment manager.

Administrative and Investment Expenses

Except as noted below, the Plan Sponsor pays the cost of administering the Plan, including fees and expenses of the Trustee and record keeper. The fees, taxes and other expenses incurred by the Trustee or investment managers in making investments are paid out of the applicable investment funds. These expenses also include brokerage fees for sales or purchases of Edison International Common Stock on the open market. No additional costs are incurred in connection with sales of Edison International Common Stock within the trust or the transfer of assets between funds. Effective April 1, 2023, a recordkeeping fee of $9.21 per quarter was applied to the accounts of former employees who separated for reasons other than retirement (defined as age 55 or more with 5 or more years of service) and maintain a balance in the Plan one full quarter after termination. This recordkeeping fee increased to $9.50 per quarter, effective January 1, 2024. This fee is subject to change with advance notice. Expenses associated with the individual participant brokerage accounts and professional financial advisory services are paid by the participants enrolled in these services.

Participant Accounts

Each participant account is adjusted for certain activities, including a participant's contribution, the employer's contribution, distributions, loan activities, and allocation of investment earnings (losses) and related expenses. Allocation of earnings (losses) and related expenses is based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

Notes Receivable from Participants

Participants may borrow from the vested portion of their account, a minimum of $1,000 to a maximum of $50,000, with certain restrictions. Loan transactions are treated as transfers from (to) the investment fund to (from) participant loans. Loan terms range from one to four years for general-purpose loans or up to 15 years for the purchase of a primary residence. Loans bear interest at the prime rate in effect at the time of loan issuance plus one percent. Interest rates on outstanding loans range from 4.25% to 10.50% as of December 31, 2023, and mature on various dates through December 2038. Principal and interest are paid ratably through payroll deductions and are reinvested in the participant's account. Some separated participants may repay loan obligations directly rather than through payroll deductions. Participant loans amounted to approximately $82,396,000 and $76,838,000 as of December 31, 2023 and 2022, respectively.

Distributions to Participants

Account balances are distributed as soon as practicable after a participant dies, becomes entitled to and requests a distribution, or terminates employment with an account balance of $5,000 ($7,000 as of January 1, 2024) or less. Participants may otherwise delay distribution, subject to the minimum distribution requirements under Internal Revenue Code ("IRC") Section 401(a)-(9). Participants may receive lump sum distributions. An installment form of distribution payment is also available to certain participants. In-service withdrawals may be taken upon attainment of age 59½, or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age 59½. Participants who terminate employment with a vested account balance less than or equal to $1,000 will automatically be paid in a single lump sum. If the vested account balance is greater than $1,000 but less than or equal to $5,000 ($7,000 as of January 1, 2024) upon termination of employment, participants will have their vested account balance automatically rolled over to individual retirement accounts ("IRA") selected by the Chair or Secretary of the Plan Administrator, unless the participants make a timely distribution election.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared and presented on the accrual basis of accounting and in conformity with U.S. generally accepted accounting principles ("GAAP") applicable to employee benefit plans and ERISA.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Risks and Uncertainties

The Plan's investment in Edison International Common Stock amounted to approximately $321,498,000 and $315,690,000 as of December 31, 2023 and 2022, respectively. Such investments represented approximately 6% and 7% of the Plan's net assets as of December 31, 2023 and 2022, respectively. For risks and uncertainties regarding investment in Edison International Common Stock, participants should refer to the Edison International annual report on Form 10-K for the year ended December 31, 2023, and the quarterly report on Form 10-Q for the period ended March 31, 2024.

The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan participates in various investment options that include securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include the devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. See Note 3 for details.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Notes receivable from participants that are in default, as provided in the plan document, are treated for tax purposes as deemed distributions for active participants or loan offsets for terminated participants and also reported as such in the Form 5500. The loan offsets are included in Distributions to participants in the Statement of Changes in Net Assets Available for Plan Benefits.

Distributions to Participants

Distributions to participants, other than notes receivable from participants, are recorded when paid.

Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued. During this period, there were no material subsequent events that affected the Plan's financial statements.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (referred to as an "exit price"). The fair value of an asset or liability considers assumptions that market participants would use in pricing the asset or liability, including assumptions about nonperformance risk. The Plan categorizes financial assets and liabilities into a three-level fair value hierarchy based on valuation inputs used to derive fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are:

●	Level 1: The fair value of Level 1 assets and liabilities is determined using unadjusted quoted prices in active markets that are available at the measurement date for identical assets and liabilities;
●	Level 2: Pricing inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument; and
●	Level 3: The fair value of Level 3 assets and liabilities is determined using the income approach through various models and techniques that require significant unobservable inputs. The Plan does not have any Level 3 assets and liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. All of the investments had observable pricing inputs. There were no changes in the valuation methods during 2023 and 2022. Plan assets carried at fair value are described below.

Edison International Common Stock and investments in equity mutual funds are valued at the unadjusted quoted prices in active or highly liquid and transparent markets and are classified as Level 1.

Investments in separately managed accounts ("separate accounts") are managed by external investment managers and include the following: Cash and short-term interest-bearing investments with initial maturities of three months or less are recorded at cost, plus accrued interest, which approximates fair value. The value of equity investments, real estate investment trusts, and US Treasury investments in separate accounts is based on quoted market prices in active or highly liquid and transparent markets and is therefore classified as Level 1. The fair value of fixed-income investments, including asset-backed securities, in separate accounts is based on evaluated prices that reflect significant observable market information but are classified as Level 2 because they trade in markets that are not considered active. Separate accounts also include minor investments in derivative contracts, including options and futures traded in active markets and swap contracts valued at fair value, as determined by the investment managers taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

The self-directed brokerage accounts contain investments stated at quoted market prices for equities and mutual funds, and therefore, are classified as Level 1. Fixed-income investments in this category are classified as Level 2.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following presents information about the Plan's investments that are measured at fair value on a recurring basis as of December 31, 2023 and 2022, by level within the fair value hierarchy:

	Investments at Fair Value as of December 31, 2023
(in thousands)	Level 1	Level 2	NAV [1]	Total
Edison International Stock Fund	$321,445	$—	$53	$321,498
Money market fund	—	—	386,695	386,695
Self-directed brokerage accounts	839,616	6,466	—	846,082
Mutual fund	277,865	—	—	277,865
Collective investment funds	—	—	3,263,026	3,263,026
Separate managed funds:
Cash and other short-term investments	595	494	10,271	11,360
Mutual funds	—	—	4,919	4,919
Fixed income securities [2]	46,425	211,683	—	258,108
Common and preferred stocks	240,729	947	—	241,676
Other	4,701	10,421	—	15,122
Total separate managed funds	292,450	223,545	15,190	531,185
Total investments at fair value	$1,731,376	$230,011	$3,664,964	$5,626,351

	Investments at Fair Value as of December 31, 2022
(in thousands)	Level 1	Level 2	NAV [1]	Total
Edison International Stock Fund	$314,673	$—	$1,017	$315,690
Money market fund	—	—	429,114	429,114
Self-directed brokerage accounts	662,829	5,966	—	668,795
Mutual fund	264,351	—	—	264,351
Collective investment funds	—	—	2,584,759	2,584,759
Separate managed funds:
Cash and other short-term investments	170	27	11,658	11,855
Mutual funds	—	—	21,864	21,864
Fixed income securities [2]	48,075	181,149	—	229,224
Common and preferred stocks	270,694	3,229	—	273,923
Other	—	5,596	—	5,596
Total separate managed funds	318,939	190,001	33,522	542,462
Total investments at fair value	$1,560,792	$195,967	$3,048,412	$4,805,171

1	These investments are measured at fair value using the net asset value ("NAV") per share practical expedient and have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statements of Net Assets Available for Plan Benefits.
2	These investments primarily consist of corporate bonds, U.S. government and agency securities including U.S. treasury notes and bonds. These investments also include mortgage backed securities of $18,280 and $15,251 as of December 31, 2023 and 2022, respectively.

There were no investments classified as Level 3 held by the Plan during 2023 and 2022.

Fund Investments Valued at Net Asset Value per Share as a Practical Expedient

NAV is used as a practical expedient to estimate fair value, and is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used if it is determined to be probable that the investment will be sold for an amount different from the reported NAV. The following table summarizes investments measured at fair value based on NAV per share:

	December 31, 2023
			Redemption
		Unfunded	Frequency	Redemption Notice
(in thousands)	Fair Value	Commitments	(if currently eligible)	Period
Money market fund [1]	$397,019	Not applicable	Daily	None
Mutual fund [2]	4,919	Not applicable	Daily	None
Collective investment funds [3]	3,263,026	Not applicable	Daily	None
Total	$3,664,964

	December 31, 2022
			Redemption
		Unfunded	Frequency	Redemption Notice
(in thousands)	Fair Value	Commitments	(if currently eligible)	Period
Money market fund [1]	$441,789	Not applicable	Daily	None
Mutual fund [2]	21,864	Not applicable	Daily	None
Collective investment funds [3]	2,584,759	Not applicable	Daily	None
Total	$3,048,412

1	As of December 31, 2023 and 2022, the combined money market fund investments of $397,019 and $441,789, respectively, are primarily invested in the State Street Money Market Fund; $10,271 and $11,658, respectively, are invested in separate managed funds "Cash and short-term investments;" $53 and $1,017, respectively, are invested in the "Edison International Stock Fund."

The State Street money market fund seeks to provide safety of principal, daily liquidity and a competitive yield over the long term. The fund invests in a diversified portfolio of securities including securities guaranteed by the U.S. Government or its agencies; debt securities of domestic or foreign corporations, mortgage-backed and other asset-backed securities, municipal bonds, structured notes, loan participations, revolving credit facilities, repurchase agreements and bank certificates of deposit.

2	As of December 31, 2023 and 2022, the investments are all invested in a bond mutual fund within the separately managed accounts. The investment objective is to seek maximum current income, consistent with the preservation of capital and daily liquidity.
3	As of December 31, 2023 and 2022, collective investment funds primarily consist of fixed-income index funds that seek to track the Barclays Capital Aggregate Bond Index, equity index funds that seek to track the performance of the Standard and Poor's 500 index, the Russell 2500 index, and the MSCI AC World Index (excluding the U.S.).

4. Investment Elections

The Trustee invests contributions in accordance with participant elections from their choice of the available investment options offered within the Plan.

Participants may elect changes to their investment mix effective each business day, with certain restrictions. The Plan imposes a seven-day trading restriction that applies to all funds except the Edison International Stock Fund. Reallocation elections may also be subject to redemption fees or other measures imposed by investment fund managers. Participants may effect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.

The transfer of a participant's investment from one fund to any other fund is based on the net asset value of the units allocated to the participant's account as of the close of market on the date of transfer.

5. Investment Options

As of December 31, 2023 and 2022, all participants were able to choose from various investment fund offerings. These investment funds consisted of the following:

●	Tier 1 – Ten Target Date Funds: Premixed allocation of stocks, bonds and cash. Each Target Date Fund is built from a combination of the Tier 2 core funds and designed to be more conservative over time as each fund approaches its target date.
●	Tier 2 – Ten Institutional Funds representing a range of asset classes: large and small U.S. stocks, cash equivalents, non-U.S. stocks, real assets and fixed-income instruments, with varying degrees of risk and return.
●	Tier 3 – Self-Directed Brokerage Accounts: Allow participants to select investments from among thousands of publicly traded securities, including individual equities, mutual funds, fixed-income products, exchange-traded funds, real estate investment trusts, and taxable unit investment trusts.

The Plan Sponsor's Trust Investment Committee may direct the Trustee to establish new investment funds or discontinue existing ones as well as change the investment medium for each investment fund. Participants should refer to the summary plan description for a more complete discussion of the various investment options.

Effective June 29, 2021, further investment in the Edison International Stock Fund was closed to new investment, including deferrals and contributions (reinvestment of dividends on Edison International Stock is not treated as new investment for this purpose). Amounts currently invested in the Edison International Stock Fund may remain invested there.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(in thousands)	2023	2022
Net assets available for plan benefits per the financial statements	$5,669,581	$4,849,218
Less: Amounts allocated to withdrawing participants	(523)	(293)
Less: Deemed distributions of participant loans	(817)	(804)
Net assets available for plan benefits per the Form 5500	$5,668,241	$4,848,121

The following is a reconciliation of total deductions per the financial statements to the Form 5500:

For the year ended
(in thousands)	December 31, 2023
Total distribution to participants per the financial statements	$402,344
Add: Amounts allocated to withdrawing participants at December 31, 2023	523
Add: Deemed distributions of participant loans at December 31, 2023	817
Less: Amounts allocated to withdrawing participants at December 31, 2022	(293)
Less: Deemed distributions of participant loans at December 31, 2022	(804)
Benefits paid to participants per the Form 5500	$402,587

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date. Deemed distributions are defaulted and unpaid participant loans of active participants that are disallowed on the Form 5500.

7. Related-Party Transactions

The Plan’s Trustee receives fees for benefit payment, trustee, and custodial services. Certain Plan investments, including investments held in the trust, are shares of funds managed by State Street Global Advisors (“SSGA”), an affiliate of the

Plan’s Trustee. The Plan includes, as an investment option, the Edison International Stock Fund, which primarily invests in the Company’s common stock. See Note 2 for a discussion of the amount of the Plan's investment in the Company's common stock. The Company allows for the use of office property and equipment and provides services necessary for the administration of the Plan, such as accounting and legal services at no cost to the Plan. In addition, the Plan issues loans to participants, see Notes Receivable from Participants in Note 1 for more details. These transactions qualify as exempt party-in-interest transactions under ERISA.

SSGA is the investment manager of the Edison International Stock Fund and the Money Market Fund. Fees earned by SSGA in its capacity as the investment manager of the Edison International Stock Fund and Money Market Fund were approximately $72,000 and $196,000, respectively for 2023. These fees were shown as a reduction in Interest income and included in Management fees, respectively, on the Statement of Changes in Net Assets Available for Plan Benefits.

See Note 10 regarding Edison International Stock Fund dividend payments.

8. Plan Termination

Although it has not expressed intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts. The trust will continue after termination until all trust assets have been distributed to participants and their beneficiaries.

9. Tax Status

The IRS has determined and informed the Plan Sponsor by a letter dated June 15, 2017, that the Plan and related trust are designed in accordance with the applicable qualification sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan, as amended, is designed in compliance with the applicable qualification requirements of the IRC, and that the Plan continues to be tax exempt. In addition, the Plan Administrator is not aware of any unaddressed operational issues for which corrective action is not being taken that will prevent the continuation of the Plan's qualified tax status.

10. Employee Stock Ownership Plan

The portion of the Plan consisting of the Edison International Stock Fund constitutes an employee stock ownership plan that allows for the current distribution of dividends to the accounts of all participants through the Plan. Such distributions amounted to approximately $1,897,000 for the year ended December 31, 2023. On December 14, 2023, the Board of Directors of Edison International declared a quarterly common stock dividend of $0.78 per share which was paid on January 31, 2024 to the shareholders of record as of December 29, 2023. As the record date was at year end, dividend income of $0.78 per share amounting to approximately $3,507,000 was accrued and included in Dividends receivable in the accompanying financial statements at December 31, 2023. As of December 31, 2022, approximately $3,648,000 was accrued in Dividends receivable and paid on January 31, 2023.

Supplemental Schedules

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan

			EIN: 95‑1240335
			Plan Number: 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of Investment Including Maturity Date,		Current Value
	Lessor, or Similar Party	Rate of Interest, Par or Maturity Value	Cost**	(in thousands)
Edison International stock fund
*	Edison International	Common stock - no par value		$321,498
Money market fund
*	State Street Bank & Trust Co.	Money market fund - collective instrument in the State Street Bank short-term income fund		386,695
Investment funds
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund		1,362,723
	PIMCO***	Separate managed account in the core bond fund		162,600
	BlackRock Global Investors	Collective investment in the core bond fund		112,896
	Dodge & Cox***	Separate managed account in the core bond fund		124,054
	Harding Loevner	Collective investment in the core international stock fund		238,480
	Dodge & Cox	Mutual fund in the core international stock fund		277,865
	BlackRock Global Investors	Collective investment in the core international stock fund		239,560
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index -large company stock fund		275,725
	Jackson Square Partners***	Separate managed account in the core U.S. small-medium company stock fund		48
	BlackRock Global Investors	Collective investment in the core U.S. small-medium company stock fund		156,126
	Next Century***	Separate managed account in the core U.S. small-medium company stock fund		110
	AJO Partners***	Separate managed account in the core U.S. small-medium company stock fund		81
	Loomis Sayles***	Separate managed account in the core U.S. large company stock fund		86
	T. Rowe Price***	Separate managed account in the core U.S. large company stock fund		244,095
	Blackrock Global Investors	Collective Investment in core real assets fund		37,776
	Blackrock Global Investors	Collective Investment in global real estate investment trust fund		52,502
	Blackrock Global Investors	Collective Investment in short term treasury inflation protected securities fund		47,822
	Blackrock Global Investors	Collective Investment in the commodities fund		21,897
	Cardinal Capital	Collective investment in the core U.S. small-medium company stock fund		74,085
	Hood River Capital	Collective investment in the core U.S. small-medium company stock fund		78,429
	Westwood***	Westwood US Small- Med Comp Stock		111
	BlackRock Global Investors	RUSSELL 1000 growth fund		275,030
	BlackRock Global Investors	RUSSELL 2000 value fund		135,171
	BlackRock Global Investors	Collective Investment in global equity fund		136,356
	BlackRock Global Investors	Collective Investment in Core Bond Index fund		18,448
		Total Investment funds		4,072,076

Self-directed brokerage accounts
Charles Schwab	Self-directed brokerage accounts	846,082
	Total investments	5,626,351
Notes receivable from participants
* Notes receivable from participants	Loans with maturities varying from one to four years -or up to 15 years for the purchase of a primary residence and interest rates of 4.25% to 10.50%	82,396
	Total	$5,708,747

*	Party-in-interest
**	Investments are participant-directed; therefore, disclosure of cost is not required.
***	See investment details of the separate managed investments in the appendix of the Schedule of Assets.

Form 5500 Schedule H, Line 4j - Schedule of Reportable Transactions December 31, 2023	Edison 401(k) Savings Plan

						EIN: 95-1240335
						Plan Number: 002
(a)	(b)	(c)	(d)		(g)	(h)	(i)

(in thousands)
						Current
		Purchase	Selling	Number of	Cost of	value of	Net gain
Identity of Party Involved	Description of Asset	price	price	transactions	asset	asset	or (loss)
State Street Bank+Trust Co	Short term investment fund	$491,638	$	749	$	$491,638	$—
State Street Bank+Trust Co	Short term investment fund		536,172	908	536,172	536,172	—
BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund	120,269		122		120,269	—
BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund		139,973	384	67,761	139,973	72,212

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	AEP TEXAS INC SR UNSECURED 07/30 2.1	$336
		AT+T INC SR UNSECURED 06/51 3.65	303
		AT+T INC SR UNSECURED 03/26 1.7	187
		ACE SECURITIES CORP. ACE 2004 HE4 M1	136
		ADVENT HEALTH SYSTEM UNSECURED 09/24 2.433	98
		AGREE LP COMPANY GUAR 06/28 2	260
		ALLEGION US HOLDING CO COMPANY GUAR 10/24 3.2	98
		FNMA TBA 30 YR 2 SINGLE FAMILY MORTGAGE	(900)
		FNMA TBA 30 YR 2.5 SINGLE FAMILY MORTGAGE	6,078
		FNMA TBA 30 YR 3 SINGLE FAMILY MORTGAGE	620
		FNMA TBA 30 YR 3 SINGLE FAMILY MORTGAGE	8,426
		FNMA TBA 30 YR 3 SINGLE FAMILY MORTGAGE	888
		FNMA TBA 30 YR 3.5 SINGLE FAMILY MORTGAGE	12,872
		FNMA TBA 30 YR 4 SINGLE FAMILY MORTGAGE	3,507
		FNMA TBA 30 YR 4.5 SINGLE FAMILY MORTGAGE	(2,428)
		FNMA TBA 30 YR 5 SINGLE FAMILY MORTGAGE	3,492
		FNMA TBA 30 YR 5 SINGLE FAMILY MORTGAGE	8,000
		FNMA TBA 30 YR 5.5 SINGLE FAMILY MORTGAGE	(2,513)
		FNMA TBA 30 YR 6 SINGLE FAMILY MORTGAGE	(2,845)
		FNMA TBA 30 YR 6 SINGLE FAMILY MORTGAGE	2,845
		FNMA TBA 30 YR 6 SINGLE FAMILY MORTGAGE	2,845
		ALLY FINANCIAL INC SR UNSECURED 05/25 5.8	401
		ALTRIA GROUP INC COMPANY GUAR 02/26 4.4	364
		AMEREN CORP SR UNSECURED 01/29 5	201
		AMER AIRLN 14 1 A PTT PASS THRU CE 04/28 3.7	49
		AMERICAN ASSETS TRUST LP COMPANY GUAR 02/31 3.375	82
		AMERICAN EXPRESS CO SR UNSECURED 05/24 3.375	695
		AMERICAN HONDA FINANCE SR UNSECURED 05/25 5	301
		AMERICAN HONDA FINANCE SR UNSECURED 06/24 VAR	100
		AMERICAN TOWER CORP SR UNSECURED 03/27 3.65	192
		AMGEN INC SR UNSECURED 03/53 5.65	211
		ELEVANCE HEALTH INC SR UNSECURED 10/25 5.35	302
		AUTONATION INC SR UNSECURED 06/30 4.75	193
		BAT CAPITAL CORP COMPANY GUAR 09/26 3.215	383
		BANCO BILBAO VIZCAYA ARG 09/25 1.125	187
		BANK BANK 2018 BN14 A4	290
		BANK OF AMERICA CORP SR UNSECURED 04/28 VAR	191
		BANK OF AMERICA CORP SR UNSECURED 09/27 VAR	306
		BANK OF MONTREAL SR UNSECURED 02/28 5.203	102
		BANK OF NY MELLON CORP SR UNSECURED 02/29 VAR	199
		BANK OF NOVA SCOTIA SR UNSECURED 02/26 4.75	300
		BANK OF AMERICA NA SR UNSECURED 08/26 VAR	201
		BANK BANK 2019 BN20 A3	261
		BAPTIST HEALTHCARE UNSECURED 08/50 3.54	74

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	BARCLAYS PLC SR UNSECURED 11/32 VAR	$328
		BARCLAYS PLC SR UNSECURED 09/27 VAR	201
		BEAR STEARNS ADJUSTABLE RATE M BSARM 2004 10 11A1	40
		BENCHMARK MORTGAGE TRUST BMARK 2018 B3 AAB	169
		BENCHMARK MORTGAGE TRUST BMARK 2018 B1 A5	281
		BENCHMARK MORTGAGE TRUST BMARK 2019 B14 A5	269
		BERRY GLOBAL INC SR SECURED 01/26 1.57	279
		BLACK HILLS CORP SR UNSECURED 03/28 5.95	207
		BOEING CO SR UNSECURED 05/30 5.15	204
		BOEING CO SR UNSECURED 02/28 3.25	665
		BON SECOURS MERCY SECURED 06/50 3.205	71
		BRANDYWINE OPER PARTNERS COMPANY GUAR 11/27 3.95	268
		BROADCOM INC COMPANY GUAR 04/30 5	203
		CDW LLC/CDW FINANCE COMPANY GUAR 12/26 2.67	94
		CGI INC SR UNSECURED 09/26 1.45	181
		CIGNA GROUP/THE SR UNSECURED 03/31 2.375	342
		CMS ENERGY CORP SR UNSECURED 02/27 2.95	188
		COMM MORTGAGE TRUST COMM 2017 COR2 A3	186
		CSAIL COMMERCIAL MORTGAGE TRUS CSAIL 2015 C3 ASB	115
		CVS HEALTH CORP SR UNSECURED 08/27 1.3	533
		COUNTRYWIDE ALTERNATIVE LOAN T CWALT 2004 28CB 5A1	50
		COUNTRYWIDE HOME LOANS CWHL 2004 HYB2 6A	23
		CALIFORNIA ST HLTH FACS FING A CASMED 06/37 FIXED 4.19	185
		CANADIAN GOVERNMENT BONDS 06/32 2	70
		CANADIAN GOVERNMENT BONDS 06/32 2	(70)
		CANADIAN PACIFIC RAILWAY COMPANY GUAR 12/31 2.45	279
		CAPITAL ONE FINANCIAL CO SR UNSECURED 05/25 VAR	397
		CENTENE CORP SR UNSECURED 07/28 2.45	179
		CENTENE CORP SR UNSECURED 08/31 2.625	250
		CENTERPOINT ENER HOUSTON GENL REF MOR 04/33 4.95	204
		CENTERPOINT ENERGY RES SR UNSECURED 03/28 5.25	205
		CHARTER COMM OPT LLC/CAP SR SECURED 04/51 3.7	457
		REPUBLIC OF CHILE SR UNSECURED 01/27 2.75	189
		CITIGROUP COMMERCIAL MORTGAGE CGCMT 2016 C1 A4	95
		CITIGROUP MORTGAGE LOAN TRUST CMLTI 2005 8 3A1	43
		CITIBANK NA SR UNSECURED 09/25 5.864	203
		CITIBANK NA SR UNSECURED 12/26 5.488	306
		CITIZENS BANK NA/RI SR UNSECURED 02/26 3.75	381
		COMMONSPIRIT HEALTH SR SECURED 10/49 4.187	85
		COMMONWEALTH BK AUSTR NY SR UNSECURED 03/26 5.316	254
		CONSTELLATION EN GEN LLC SR UNSECURED 03/28 5.6	206
		COREBRIDGE FINANCIAL INC SR UNSECURED 04/27 3.65	193
		GNMA II TBA 30 YR 2 JUMBOS	254
		GNMA II TBA 30 YR 2.5 JUMBOS	525

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	CREDIT SUISSE NEW YORK SR UNSECURED 07/27 5	$300
		CROWN CASTLE INC SR UNSECURED 09/27 3.65	190
		CROWN CASTLE INC SR UNSECURED 09/28 4.8	198
		DTE ENERGY CO SR UNSECURED 06/25 1.05	283
		DEUTSCHE BANK NY 11/25 VAR	197
		DEUTSCHE BANK NY 11/26 VAR	188
		DEUTSCHE BANK NY 01/29 VAR	210
		EBAY INC SR UNSECURED 11/25 5.9	203
		ENBRIDGE INC COMPANY GUAR 03/33 5.7	208
		ENERGY TRANSFER LP SR UNSECURED 12/28 6.1	105
		ENTERGY ARKANSAS LLC 1ST MORTGAGE 06/51 2.65	126
		EQUINIX INC SR UNSECURED 05/31 2.5	170
		EVERSOURCE ENERGY SR UNSECURED 08/25 0.8	373
		EVERSOURCE ENERGY SR UNSECURED 05/26 4.75	100
		CONSTELLATION EN GEN LLC SR UNSECURED 06/25 3.25	292
		EXELON CORP SR UNSECURED 03/28 5.15	203
		EXTRA SPACE STORAGE LP COMPANY GUAR 06/31 2.55	334
		FMC CORP SR UNSECURED 10/26 3.2	189
		FS KKR CAPITAL CORP SR UNSECURED 10/24 1.65	290
		FED HM LN PC POOL ZA6393 FR 03/49 FIXED 4	13
		FED HM LN PC POOL SD2524 FR 10/52 FIXED 4	93
		FED HM LN PC POOL SD8226 FR 07/52 FIXED 3.5	596
		FED HM LN PC POOL SD8227 FR 07/52 FIXED 4	874
		FED HM LN PC POOL WN2407 FR 05/28 FIXED 4.38	494
		FED HM LN PC POOL WN2427 FR 04/28 FIXED 4.17	98
		FED HM LN PC POOL QD9615 FR 04/52 FIXED 3.5	87
		FED HM LN PC POOL RA9057 FR 05/53 FIXED 5	287
		FED HM LN PC POOL RA9128 FR 08/53 FIXED 5.5	386
		FREDDIE MAC NOTES 10/26 0.8	998
		FREDDIE MAC NOTES 08/25 0.68	377
		FANNIE MAE FNR 2011 86 NF	37
		FANNIE MAE FNR 2012 55 PC	413
		FANNIE MAE FNR 2013 36 JI	7
		FANNIE MAE FNR 2015 38 DF	31
		FANNIE MAE FNR 2015 87 BF	50
		FANNIE MAE FNR 2019 28 FJ	145
		FANNIE MAE FNR 2022 42 FA	171
		FREDDIE MAC FHR 4313 FM	397
		FREDDIE MAC FHR 4790 F	114
		FHLMC MULTIFAMILY STRUCTURED P FHMS KF68 A	116
		FREDDIE MAC FHR 4935 KP	471
		FREDDIE MAC FHR 4948 E	34
		FREDDIE MAC FHR 5092 XA	49
		FREDDIE MAC WHOLE LOAN SECURIT FWLS 2017 SC01 2A	147

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	FREDDIE MAC FHR 5115 CD	$103
		FREDDIE MAC FHR 5115 EM	375
		FNMA POOL AH8434 FN 04/41 FIXED 5	4
		FNMA POOL AL5853 FN 05/44 FIXED VAR	108
		FNMA POOL AL8946 FN 08/46 FIXED VAR	580
		FNMA POOL AW3558 FN 05/29 FIXED 3	52
		FANNIE MAE FNR 2004 10 ZB	26
		FREDDIE MAC FHR 2882 ZC	5
		FNMA POOL 725236 FN 03/34 FIXED VAR	2
		FNMA POOL BK2012 FN 04/48 FIXED 4	804
		FNMA POOL BM2003 FN 10/47 FIXED VAR	13
		FNMA POOL BS7947 FN 03/28 FIXED 4.55	199
		FNMA POOL BS8211 FN 05/28 FIXED 4.55	202
		FNMA POOL BW1215 FN 10/52 FIXED 4.5	945
		FNMA POOL BW8996 FN 10/52 FIXED 4.5	956
		FNMA POOL BY6172 FN 07/53 FIXED 5.5	1,944
		FNMA POOL BY8987 FN 08/53 FIXED 5.5	999
		FNMA POOL CA3674 FN 06/49 FIXED 4	26
		FNMA POOL CB6241 FN 05/53 FIXED 4.5	274
		FNMA POOL CB6672 FN 07/53 FIXED 5	96
		FNMA POOL CB6728 FN 07/53 FIXED 5	194
		FNMA POOL FM1107 FN 06/49 FIXED VAR	17
		FNMA POOL FS3519 FN 11/52 FIXED VAR	285
		FNMA POOL FS3097 FN 10/52 FIXED VAR	87
		FNMA POOL FS3955 FN 08/52 FIXED VAR	89
		FNMA POOL 888638 FN 09/37 FIXED VAR	60
		FNMA POOL 894948 FN 08/36 FIXED 6	2
		FNMA POOL 995279 FN 12/38 FIXED VAR	4
		FNMA POOL MA3036 FN 06/32 FIXED 3.5	358
		FNMA POOL MA3125 FN 09/32 FIXED 3	416
		FNMA POOL MA4654 FN 07/52 FIXED 3.5	85
		FNMA POOL MA4700 FN 08/52 FIXED 4	3,953
		FNMA POOL MA4733 FN 09/52 FIXED 4.5	287
		FNMA POOL MA5000 FN 04/53 FIXED 3.5	364
		FNMA POOL MA5136 FN 09/53 FIXED 4.5	960
		FNMA POOL AE0515 FN 04/40 FIXED VAR	4
		FIDELITY NATL INFO SERV SR UNSECURED 03/28 1.65	268
		FLORIDA POWER + LIGHT CO 1ST MORTGAGE 04/28 5.05	102
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/26 4.542	194
		FREDDIE MAC SLST SLST 2019 3 A1C	266
		GNMA II POOL MA5264 G2 06/48 FIXED 4	22
		GS MORTGAGE SECURITIES TRUST GSMS 2019 GC42 A4	268
		GLOBAL PAYMENTS INC SR UNSECURED 02/25 2.65	194
		GLOBAL PAYMENTS INC SR UNSECURED 08/29 3.2	454

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	GOLDMAN SACHS GROUP INC SR UNSECURED 09/25 VAR	$98
		GOLDMAN SACHS GROUP INC SR UNSECURED 03/27 VAR	646
		GOLDMAN SACHS GROUP INC SR UNSECURED 04/32 VAR	84
		GOLDMAN SACHS GROUP INC SR UNSECURED 07/32 VAR	164
		GOVERNMENT NATIONAL MORTGAGE A GNR 2016 H11 F	127
		GOVERNMENT NATIONAL MORTGAGE A GNR 2017 H09 FB	176
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H16 FM	157
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FB	73
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H20 FC	267
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H22 FC	198
		GOVERNMENT NATIONAL MORTGAGE A GNR 2015 H29 FA	1
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 31 GF	144
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 33 F	90
		GOVERNMENT NATIONAL MORTGAGE A GNR 2020 5 JF	103
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H08 GF	200
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H22 EF	203
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H25 FA	307
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H26 DF	102
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H02 FA	406
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H02 FB	502
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H02 FN	87
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H01 FA	201
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H03 FA	101
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H05 FL	203
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H05 GF	201
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H27 FA	497
		HEALTHPEAK OP LLC COMPANY GUAR 07/26 3.25	192
		HSBC HOLDINGS PLC SR UNSECURED 03/25 VAR	301
		HSBC HOLDINGS PLC SR UNSECURED 11/25 VAR	195
		HSBC HOLDINGS PLC SR UNSECURED 09/28 VAR	446
		HSBC HOLDINGS PLC SR UNSECURED 05/27 VAR	275
		HSBC HOLDINGS PLC JR SUBORDINA 12/99 VAR	250
		HEALTHCARE RLTY HLDGS LP COMPANY GUAR 03/31 2.05	78
		HOST HOTELS + RESORTS LP SR UNSECURED 06/25 4	195
		ILLUMINA INC SR UNSECURED 12/25 5.8	201
		INDYMAC INDA MORTGAGE LOAN TRU INDA 2005 AR1 3A1	64
		ING GROEP NV SR UNSECURED 04/27 VAR	278
		ING GROEP NV JR SUBORDINA 12/99 VAR	218
		INTEL CORP SR UNSECURED 02/30 5.125	208
		INTEGRIS BAPTIST MEDICAL SR SECURED 08/50 3.875	77
		INTERCONTINENTALEXCHANGE SR UNSECURED 09/40 2.65	446
		JPMDB COMMERCIAL MORTGAGE SECU JPMDB 2016 C2 A4	94
		JP MORGAN MORTGAGE TRUST JPMMT 2005 A5 2A2	114
		JP MORGAN CHASE COMMERCIAL MOR JPMCC 2016 JP4 A4	94

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	JPMORGAN CHASE + CO SR UNSECURED 11/26 VAR	$278
		JPMORGAN CHASE + CO SR UNSECURED 04/32 VAR	593
		JPMORGAN CHASE + CO SR UNSECURED 06/29 VAR	89
		JPMORGAN CHASE + CO SR UNSECURED 12/25 VAR	399
		JPMORGAN CHASE + CO SR UNSECURED 12/25 VAR	96
		JOBSOHIO BEVERAGE SYS STWD LIQ JOBGEN 01/33 FIXED 4.433	198
		KENTUCKY UTILITIES CO 1ST MORTGAGE 04/33 5.45	104
		LLOYDS BANKING GROUP PLC SR UNSECURED 08/33 VAR	390
		LOS ANGELES CA CMNTY CLG DIST LOSHGR 08/32 FIXED 2.106	332
		LOUISIANA ST LOCAL GOVT ENVRNM LASGOV 12/34 FIXED 5.048	205
		MARRIOTT INTERNATIONAL SR UNSECURED 10/28 5.55	207
		MARYLAND ST HLTH HGR EDUCTNL MDSMED 07/40 FIXED 3.052	308
		MERRILL LYNCH MORTGAGE INVESTO MLMI 2003 A2 2A2	7
		MLCC MORTGAGE INVESTORS INC MLCC 2004 G A1	8
		MICRON TECHNOLOGY INC SR UNSECURED 02/30 4.663	195
		MITSUBISHI UFJ FIN GRP SR UNSECURED 07/32 VAR	665
		MIZUHO FINANCIAL GROUP SR UNSECURED 07/31 VAR	167
		MIZUHO FINANCIAL GROUP SR UNSECURED 05/27 VAR	273
		MORGAN STANLEY BANK NA SR UNSECURED 07/25 5.479	202
		MORGAN STANLEY CAPITAL I TRUST MSC 2017 HR2 A4	94
		MORGAN STANLEY CAPITAL I TRUST MSC 2019 L3 A4	266
		MORGAN STANLEY CAPITAL INC MSAC 2006 NC2 A2D	67
		MORGAN STANLEY CAPITAL INC MSAC 2004 WMC2 M1	71
		MORGAN STANLEY SR UNSECURED 07/32 VAR	245
		MORGAN STANLEY SR UNSECURED 01/27 VAR	200
		MORGAN STANLEY BAML TRUST MSBAM 2015 C24 A4	194
		MULTICARE HEALTH SYSTEM UNSECURED 08/50 2.803	127
		UTAH ACQUISITION SUB COMPANY GUAR 06/26 3.95	193
		NATIONAL FUEL GAS CO SR UNSECURED 03/31 2.95	419
		BANC OF AMERICA SEURITIES LLC TBA CASH COLLATERAL USD	(320)
		NEXTERA ENERGY CAPITAL COMPANY GUAR 06/30 2.25	428
		NOMURA HOLDINGS INC SR UNSECURED 01/25 2.648	194
		NOMURA HOLDINGS INC SR UNSECURED 07/25 1.851	189
		NOMURA HOLDINGS INC SR UNSECURED 01/26 5.709	202
		NOMURA HOLDINGS INC SR UNSECURED 01/28 5.842	204
		NORTHROP GRUMMAN CORP SR UNSECURED 01/25 2.93	293
		OHIO POWER COMPANY SR UNSECURED 06/33 5	101
		ONEOK INC COMPANY GUAR 01/26 5.85	203
		ONEOK INC COMPANY GUAR 11/28 5.65	207
		ONEOK INC COMPANY GUAR 11/30 5.8	104
		ORACLE CORP SR UNSECURED 05/30 4.65	100
		OWENS CORNING SR UNSECURED 12/24 4.2	247
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 06/25 3.5	97
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 12/47 3.95	147

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	PACIFIC GAS + ELECTRIC 1ST MORTGAGE 07/30 4.55	$95
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 01/53 6.75	109
		PACIFIC GAS + ELECTRIC 1ST MORTGAGE 01/29 6.1	207
		PHILIP MORRIS INTL INC SR UNSECURED 11/27 5.125	204
		REPUBLIC OF PHILIPPINES SR UNSECURED 07/33 5	205
		REPUBLIC OF PHILIPPINES SR UNSECURED 07/28 4.625	301
		PIEDMONT HEALTHCARE INC SECURED 01/42 2.719	72
		PIMCO FDS SHORT TERM FLTG NAV MUTUAL FUND	4,919
		PLAINS ALL AMER PIPELINE SR UNSECURED 11/24 3.6	294
		QUANTA SERVICES INC SR UNSECURED 10/30 2.9	88
		RETAIL OPPORTUNITY IN COMPANY GUAR 10/28 6.75	210
		NATWEST GROUP PLC SR UNSECURED 03/25 VAR	199
		NATWEST GROUP PLC JR SUBORDINA 12/99 VAR	193
		SLC STUDENT LOAN TRUST SLCLT 2010 1 A	10
		SAN FRANCISCO CITY CNTY CA C SFOCTF 11/41 FIXED 6.487	1,625
		SANTANDER UK GROUP HLDGS SR UNSECURED 08/26 VAR	373
		SANTANDER UK GROUP HLDGS SR UNSECURED 03/25 VAR	396
		SANTANDER UK GROUP HLDGS SR UNSECURED 06/27 VAR	364
		SEMPRA SR UNSECURED 04/25 3.3	585
		SOUTHERN CO GAS CAPITAL COMPANY GUAR 01/31 1.75	82
		SOUTHWEST GAS CORP SR UNSECURED 03/28 5.45	205
		SPIRIT AEROSYSTEMS INC SR SECURED 06/26 3.85	288
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	474
		STRUCTURED ADJUSTABLE RATE MOR SARM 2004 12 9A	48
		STRUCTURED ADJUSTABLE RATE MOR SARM 2005 2 A2	22
		STRUCTURED ASSET SECURITIES CO SASC 2007 WF2 A1	2
		SUMITOMO MITSUI FINL GRP SR UNSECURED 07/30 2.13	422
		SUMITOMO MITSUI FINL GRP SR UNSECURED 09/26 1.402	638
		SUMITOMO MITSUI FINL GRP SR UNSECURED 01/27 2.174	370
		SUTTER HEALTH UNSECURED 08/33 5.164	203
		SYNCHRONY FINANCIAL SR UNSECURED 03/29 5.15	194
		SYSTEM ENERGY RESOURCES 1ST MORTGAGE 04/28 6	204
		T MOBILE USA INC COMPANY GUAR 03/28 4.95	304
		TEXAS NATURAL GAS SECURITIZTN TNGUTL 04/41 FIXED 5.169	207
		THOMSON REUTERS CORP SR UNSECURED 05/26 3.35	288
		THORNBURG MORTGAGE SECURITIES TMST 2006 5 A1	14
		TRIMBLE INC SR UNSECURED 06/28 4.9	402
		UBS GROUP AG SR UNSECURED 04/26 4.55	296
		UDR INC COMPANY GUAR 03/33 1.9	152
		UBS AG LONDON SR UNSECURED 09/25 VAR	200
		UPMC SECURED 05/33 5.035	203
		JP MORGAN SEC INC TBA CASH COLLATERAL	(254)
		US BANCORP SR UNSECURED 02/29 VAR	197
		US TREASURY N/B 11/42 2.75	731

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	US TREASURY N/B 05/43 2.875	$165
		US TREASURY N/B 05/44 3.375	3,452
		US TREASURY N/B 08/44 3.125	3,910
		US TREASURY N/B 11/44 3	748
		US TREASURY N/B 02/45 2.5	1,673
		TSY INFL IX N/B 02/45 0.75	206
		TSY INFL IX N/B 02/49 1	99
		US TREASURY N/B 05/49 2.875	236
		US TREASURY N/B 11/40 1.375	522
		US TREASURY N/B 02/41 1.875	2,238
		US TREASURY N/B 11/41 2	1,031
		US TREASURY N/B 02/52 2.25	1,091
		US TREASURY N/B 05/52 2.875	1,520
		US TREASURY N/B 05/42 3.25	528
		US TREASURY N/B 08/42 3.375	188
		TSY INFL IX N/B 02/53 1.5	118
		US TREASURY N/B 05/43 3.875	2,201
		US TREASURY N/B 08/43 4.375	2,459
		TSY INFL IX N/B 04/24 0.5	120
		TSY INFL IX N/B 01/25 0.25	1,387
		TSY INFL IX N/B 07/24 0.125	1,401
		TSY INFL IX N/B 10/24 0.125	587
		TSY INFL IX N/B 07/31 0.125	307
		TSY INFL IX N/B 07/32 0.625	1,164
		TSY INFL IX N/B 04/28 1.25	4,701
		UNIV OF CALIFORNIA CA REVENUES UNVHGR 05/27 FIXED 1.316	91
		UNIV OF CALIFORNIA CA REVENUES UNVHGR 05/30 FIXED 1.614	169
		MORGAN STANLEY TBA CASH COLLATERAL	(574)
		SWAP CCPC BANK OF AMERICA COC SWAP CASH COLLATERAL	369
		CCBOSHUS6 BANK OF AMERICA CCPC CCBOSHUS6 BANK OF AMERICA CCPC	531
		CCBOSZUS6 BOA CCPC COC CCBOSZUS6 BOA CCPC COC	1,142
		VODAFONE GROUP PLC JR SUBORDINA 06/81 VAR	452
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR11 A1A	7
		WAMU MORTGAGE PASS THROUGH CER WAMU 2005 AR2 2A21	59
		WEC ENERGY GROUP INC SR UNSECURED 12/28 2.2	89
		MEX BONOS DESARR FIX RT SR UNSECURED 05/29 8.5	116
		WASTE MANAGEMENT INC COMPANY GUAR 06/29 2	267
		WELLS FARGO BANK NA SR UNSECURED 08/25 5.55	101
		WELLS FARGO BANK NA SR UNSECURED 08/26 5.45	102
		WELLS FARGO COMMERCIAL MORTGAG WFCM 2015 C27 A5	290
		WELLS FARGO + COMPANY SR UNSECURED 06/27 VAR	191
		WELLS FARGO + COMPANY SR UNSECURED 10/25 VAR	389
		WELLS FARGO + COMPANY SR UNSECURED 07/29 VAR	204
		WELLS FARGO COMMERCIAL MORTGAG WFCM 2019 C49 A5	95

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	WELLS FARGO COMMERCIAL MORTGAG WFCM 2020 C55 A5	$88
		WESTINGHOUSE AIR BRAKE COMPANY GUAR 11/26 3.45	191
		WESTINGHOUSE AIR BRAKE COMPANY GUAR 03/24 4.15	199
		WEYERHAEUSER CO SR UNSECURED 05/26 4.75	299
		BOA FUTURES COC BOA FUTURES CCBOSXUS1	537
		WPX ENERGY INC SR UNSECURED 01/30 4.5	63
		ZIMMER BIOMET HOLDINGS SR UNSECURED 11/24 1.45	193
		ALBA PLC ALBA 2006 2 A3B REGS	120
		RMAC SECURITIES PLC RMACS 2006 NS4X A3A REGS	156
		MORGAN STANLEY CAP SVCS COC SWAP CASH COLLATERAL USD	10
		SWPC0HXN4 CDS USD R F 1.00000 FIX CORPORATE	9
		SWPC0HWO3 CDS USD R F 1.00000 1 CCPCORPORATE	(1)
		SWPC0I305 CDS USD R F 1.00000 1 CCPCORPORATE	1
		SWPC0II09 CDS USD R F 1.00000 1 CCPCORPORATE	(2)
		SWPC0JJ55 CDS EUR R F 1.00000 1 CCPCORPORATE	11
		SWPC0JJ55 CDS EUR P V 03MEVENT 2 CCPCORPORATE	29
		SWPC0JYY5 CDS USD R F 1.00000 FIX CCPCORPORATE	10
		SWPC0JZL2 CDS EUR R F 1.00000 1 CCPCORPORATE	3
		SWPC0K0C7 CDS USD R F 1.00000 1 CCPCORPORATE	(1)
		SWPC0KBE1 CDS USD R F 1.00000 1 CCPCORPORATE	1
		BWU01BQX2 IRS JPY R V 12MTONA SWUV1BQX4 CCPOIS	(292)
		BWU01BQX2 IRS JPY P F .05000 SWU01BQX2 CCPOIS	302
		SWU01GJ76 IRS GBP R F 1.06000 SWU01GJ76 CCPOIS	(62)
		SWU01GJ76 IRS GBP P V 12MSONIA SWUV1GJ78 CCPOIS	9
		SWU01GJ84 IRS GBP R F 1.10100 SWU01GJ84 CCPOIS	(61)
		SWU01GJ84 IRS GBP P V 12MSONIA SWUV1GJ86 CCPOIS	9
		SWU01GP20 IRS GBP R F 1.17500 SWU01GP20 CCPOIS	(57)
		SWU01GP20 IRS GBP P V 12MSONIA SWUV1GP22 CCPOIS	7
		SWPC0KR20 CDS USD R F 1.00000 FIX SOVEREIGN	5
		SWPC0KR12 CDS USD R F 1.00000 FIX SOVEREIGN	6
		SWPC0KRC8 CDS USD R F 1.00000 FIX SOVEREIGN	20
		SWPC0KW32 CDS USD R F 5.00000 1 CCPCORPORATE	(5)
		BWU01H5V6 IRS USD R V 12MSOFR BWU01H5V6 CCPOIS	(493)
		BWU01H5V6 IRS USD P F 1.75000 BWU01H5V6 CCPOIS	557
		SWPC0LEQ9 CDS USD R F 1.00000 FIX SOVEREIGN	8
		SWPC0LEP1 CDS USD R F 1.00000 FIX SOVEREIGN	8
		SWPC0LEV8 CDS USD R F 1.00000 1 CCPCORPORATE	5
		BWU01NIQ0 IRS USD P F 3.05000 SWU01NIQ0 CCPOIS	5
		BWU01NXP5 IRS USD R V 12MSOFR SWUV1NXP7 CCPOIS	18
		BWU01NXP5 IRS USD P F 3.25000 SWU01NXP5 CCPOIS	25
		BWU01O3A9 IRS USD R V 12MSOFR SWUV1O3A1 CCPOIS	(93)
		BWU01O3A9 IRS USD P F 3.75000 SWU01O3A9 CCPOIS	50
		SWPC0LNE6 CDS USD R F 1.00000 FIX CORPORATE	2
		SWU01PFI6 IRS EUR R F 2.54700 SWU01PFI6 CCPVANILLA	10

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	SWU01PFI6 IRS EUR P V 06MEURIB SWUV1PFI8 CCPVANILLA	$(9)
		SWU01OT78 IRS CAD R F 3.75000 SWU01OT78 CCPOIS	102
		SWU01OT78 IRS CAD P V 06MCORRA SWUV1OT70 CCPOIS	(49)
		BWU01Q9O8 IRS EUR R V 06MEURIB SWUV1Q9O0 CCPVANILLA	33
		BWU01Q9O8 IRS EUR P F .00000 SWU01Q9O8 CCPVANILLA	314
		SWU01Q9P5 IRS EUR R F .00000 CCPVANILLA NEGATIVE RATE -0.17	(369)
		SWU01Q9P5 IRS EUR P V 06MEURIB CCPVANILLA	(99)
		BWU01PJP6 IRS USD R V 03MSOFR BWU01PJP6 CCPOIS SOFR +0.26161	7
		BWU01PJP6 IRS USD P F 2.00000 SWU01PJP6 CCPOIS	103
		BWU01PGH7 IRS USD R V 03MSOFR BWU01PGH7 CCPOIS SOFR +0.26161	(233)
		BWU01PGH7 IRS USD P F 1.25000 SWU01PGH7 CCPOIS	502
		BWU01P4T4 IRS USD R V 03MSOFR SWUV1P4T6 CCPOIS	5
		BWU01P4T4 IRS USD P F 1.25000 SWU01P4T4 CCPOIS	46
		BWU01UNW5 IRS USD R V 03MSOFR SWUV1UNW7 CCPOIS	(44)
		BWU01UNW5 IRS USD P F 1.25000 SWU01UNW5 CCPOIS	675
		BWU01RO19 IRS USD R V 03MSOFR SWUV1RO11 CCPOIS	(28)
		BWU01RO19 IRS USD P F 1.15000 SWU01RO19 CCPOIS	999
		SWU01OT37 IRS CAD R F 4.00000 SWU01OT37 CCPOIS	104
		SWU01OT37 IRS CAD P V 06MCORRA SWUV1OT39 CCPOIS	(25)
		BWU01R9M0 IRS JPY R V 12MTONAR SWUV1R9M2 CCPOIS	(27)
		BWU01R9M0 IRS JPY P F 1.00000 SWU01R9M0 CCPOIS	99
		SWPC0LX54 CDS USD R F 1.00000 1 CCPCORPORATE	2
		SWU01VGU5 IRS USD R F 3.30000 SWU01VGU5 CCPOIS	(4)
		SWPC0LY04 CDS USD R F 5.00000 1 CCPCORPORATE	1
		SWU01VPL5 IRS USD R F 1.71650 SWU01VPL5 CCPOIS	(206)
		BWU01VPO9 IRS USD P F 1.93120 SWU01VPO9 CCPOIS	362
		SWU01VTU1 IRS USD R F 1.80300 SWU01VTU1 CCPOIS	(1,115)
		BWU01VTV9 IRS USD P F 1.97500 SWU01VTV9 CCPOIS	451
		SWU01VYS0 IRS USD R F 3.65000 SWU01VYS0 CCPOIS	3
		SWU01W2C8 IRS CAD R F 4.82000 SWU01W2C8 CCPOIS	4
		SWU01W2C8 IRS CAD P V 06MCORRA SWUV1W2C0 CCPOIS	1
		SWU01W402 IRS CAD R F 4.75000 SWU01W402 CCPOIS	5
		SWU01W402 IRS CAD P V 06MCORRA SWUV1W404 CCPOIS	8
		BWU01W3R4 IRS USD P F 4.60000 SWU01W3R4 CCPOIS	(2)
		BWU01PC24 IRS USD R V 12MSOFR SWUV1PC26 CCPOIS	(71)
		BWU01PC24 IRS USD P F 3.50000 SWU01PC24 CCPOIS	39
		SWU01WJZ9 IRS USD R F 3.73000 SWU01WJZ9 CCPOIS	2
		SWU01WNQ4 IRS USD R F 3.73500 SWU01WNQ4 CCPOIS	2
		SWU01X053 IRS USD R F 3.80000 SWU01X053 CCPOIS	2
		SWU01X2Q5 IRS USD R F 3.76000 SWU01X2Q5 CCPOIS	5
		BWU01X8F3 IRS USD P F 5.38800 SWU01X8F3 CCPOIS	(7)
		SWU01X8G1 IRS USD R F 3.80000 SWU01X8G1 CCPOIS	3
		SWU01X8H9 IRS USD R F 3.90000 SWU01X8H9 CCPOIS	10
		SWU01XDO8 IRS EUR R F 3.00000 SWU01XDO8 CCPVANILLA	92

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	SWU01XDO8 IRS EUR P V 06MEURIB SWUV1XDO0 CCPVANILLA	$(32)
		BWU01XDS9 IRS EUR R V 06MEURIB SWUV1XDS1 CCPVANILLA	6
		BWU01XDS9 IRS EUR P F 2.75000 SWU01XDS9 CCPVANILLA	(54)
		SWU01XHO4 IRS USD R F 3.95000 SWU01XHO4 CCPOIS	11
		BWU01XEP4 IRS GBP R V 12MSONIA SWUV1XEP6 CCPOIS	26
		BWU01XEP4 IRS GBP P F 5.00000 SWU01XEP4 CCPOIS	(62)
		BWU01XER0 IRS GBP R V 12MSONIA SWUV1XER2 CCPOIS	8
		BWU01XER0 IRS GBP P F 4.25000 SWU01XER0 CCPOIS	(24)
		SWPC0M330 CDS USD R F 1.00000 1 CCPCDX	3
		SWU01XJV6 IRS AUD R F 4.50000 SWU01XJV6 CCPVANILLA	74
		SWU01XJV6 IRS AUD P V 06MBBSW SWUV1XJV8 CCPVANILLA	(37)
		SWU01Y1P6 IRS USD R F 4.17500 SWU01Y1P6 CCPOIS	6
		SWU01YC58 IRS USD R F 4.20000 SWU01YC58 CCPOIS	6
		SWU01YCV1 IRS USD R F 4.22000 SWU01YCV1 CCPOIS	6
		SWU01YGR6 IRS USD R F 4.23000 SWU01YGR6 CCPOIS	6
		SWU01YJ51 IRS USD R F 4.25500 SWU01YJ51 CCPOIS	6
		SWU01YK59 IRS USD R F 4.39250 SWU01YK59 CCPOIS	8
		SWU01YPX3 IRS USD R F 4.45000 SWU01YPX3 CCPOIS	8
		SWU01YR45 IRS USD R F 4.45000 SWU01YR45 CCPOIS	16
		SWU01YR37 IRS USD R F 4.43500 SWU01YR37 CCPOIS	8
		BWU01Z6Q6 IRS EUR R V 06MEURIB SWUV1Z6Q8 CCPVANILLA	2
		BWU01Z6Q6 IRS EUR P F 3.14800 SWU01Z6Q6 CCPVANILLA	(8)
		BWU01Z9R1 IRS EUR R V 06MEURIB SWUV1Z9R3 CCPVANILLA	1
		BWU01Z9R1 IRS EUR P F 3.25500 SWU01Z9R1 CCPVANILLA	(5)
		BWU01ZE79 IRS EUR R V 06MEURIB SWUV1ZE71 CCPVANILLA	1
		BWU01ZE79 IRS EUR P F 3.30500 SWU01ZE79 CCPVANILLA	(9)
		BWU01ZER5 IRS EUR R V 06MEURIB SWUV1ZER7 CCPVANILLA	1
		BWU01ZER5 IRS EUR P F 3.17900 SWU01ZER5 CCPVANILLA	(5)
		BWU01XO99 IRS CAD R V 06MCORRA SWUV1XO91 CCPOIS	9
		BWU01XO99 IRS CAD P F 3.75000 SWU01XO99 CCPOIS	(21)
		SWU01ZGB8 IRS MXN R F 8.94500 SWU01ZGB8 CCPVANILLA	5
		SWU01ZGB8 IRS MXN P V 01MTIIE SWUV1ZGB0 CCPVANILLA	(2)
		BWU01ZG51 IRS CAD R V 06MCORRA SWUV1ZG53 CCPOIS	21
		BWU01ZG51 IRS CAD P F 3.50000 SWU01ZG51 CCPOIS	(42)
		SWU01ZKD9 IRS MXN R F 8.86500 SWU01ZKD9 CCPVANILLA	3
		SWU01ZKD9 IRS MXN P V 01MTIIE SWUV1ZKD1 CCPVANILLA	(2)
		BWU01ZLG1 IRS EUR R V 06MEURIB SWUV1ZLG3 CCPVANILLA	2
		BWU01ZLG1 IRS EUR P F 3.06300 SWU01ZLG1 CCPVANILLA	(8)
		BWU01ZSW9 IRS EUR R V 06MEURIB SWUV1ZSW1 CCPVANILLA	3
		BWU01ZSW9 IRS EUR P F 2.92000 SWU01ZSW9 CCPVANILLA	(5)
		BWU01ZUI7 IRS USD P F 4.03000 SWU01ZUI7 CCPOIS	(5)
		BWU01ZZX9 IRS EUR R V 06MEURIB SWUV1ZZX1 CCPVANILLA	1
		BWU01ZZX9 IRS EUR P F 2.88000 SWU01ZZX9 CCPVANILLA	(4)
		BWU01ZW79 IRS USD P F 3.95000 SWU01ZW79 CCPOIS	(4)

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	BWU020C77 IRS EUR R V 06MEURIB SWUV20C79 CCPVANILLA	$1
		BWU020C77 IRS EUR P F 2.89000 SWU020C77 CCPVANILLA	(5)
		BWU020DQ4 IRS USD P F 3.84200 SWU020DQ4 CCPOIS	(3)
		BWU020FS8 IRS EUR R V 06MEURIB SWUV20FS0 CCPVANILLA	(1)
		BWU020FS8 IRS EUR P F 2.95000 SWU020FS8 CCPVANILLA	(2)
		BWU020FP4 IRS EUR R V 06MEURIB SWUV20FP6 CCPVANILLA	(1)
		BWU020FP4 IRS EUR P F 2.91000 SWU020FP4 CCPVANILLA	(3)
		BWU020F66 IRS USD P F 3.85400 SWU020F66 CCPOIS	(3)
		BWU020G81 IRS USD P F 3.75000 SWU020G81 CCPOIS	(2)
		BWU020G73 IRS USD P F 3.81000 SWU020G73 CCPOIS	(3)
		MEXICAN UDIBONOS BONDS 11/28 4	152
		JT INTL FIN SERVICES BV COMPANY GUAR REGS 09/28 3.875	191
		LETRA TESOURO NACIONAL BILLS 01/24 0.00000	82
		LLOYDS BANKING GROUP PLC SR UNSECURED REGS 01/26 VAR	245
		SUMITOMO MITSUI FINANCE SR UNSECURED REGS 01/25 2.512	194
		TK ELEVATOR MIDCO GMBH SR SECURED REGS 07/27 4.375	107
		LETRA TESOURO NACIONAL BILLS 07/24 0.00000	744
		MEXICAN UDIBONOS BONDS 11/31 2.75	278
		NEXI SPA SR UNSECURED REGS 04/29 2.125	195
		MEXICAN UDIBONOS BONDS 12/26 3	70
		MEX BONOS DESARR FIX RT BONDS 03/29 8.5	287
		WORLDLINE SA/FRANCE SR UNSECURED REGS 09/28 4.125	109
		NATIONAL BK HUNGARY BILL BILLS 01/24 0.00000	610
		3 MONTH SOFR FUT SEP24 XCME 20241217	(96)
		3 MONTH SOFR FUT JUN24 XCME 20240917	81
		CAN 10YR BOND FUT MAR24 XMOD 20240319	32
		US 10YR NOTE (CBT)MAR24 XCBT 20240319	(201)
		EURO BUND FUTURE MAR24 XEUR 20240307	9
		US 10YR ULTRA FUT MAR24 XCBT 20240319	(266)
		US 2YR NOTE (CBT) MAR24 XCBT 20240328	(43)
		US 5YR NOTE (CBT) MAR24 XCBT 20240328	(362)
		3175859Z2 OTC ECAL FN 5.0 FEB24 99.070313 CALL	(6)
		ARGENTINE PESO	13
		AUSTRALIAN DOLLAR	109
		NEWGATE FUNDING PLC NGATE 2006 3X A3A REGS	143
		AUSTRALIAN GOVERNMENT BONDS REGS 11/31 1	165
		CANADIAN DOLLAR	111
		EURO CURRENCY	197
		WYNN MACAU LTD SR UNSECURED REGS 01/26 5.5	98
		WYNN MACAU LTD SR UNSECURED REGS 08/28 5.625	185
		POUND STERLING	252
		NEW ISRAELI SHEQEL	1
		JAPANESE YEN	(102)
		MEXICAN PESO (NEW)	10

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	PIMCO	31750MND6 PIMCO FXVAN PUT GBP USD 1.10000000	$5
		31750MNE4 PIMCO FXVAN PUT GBP USD 1.20000000	(7)
		317U48AA8 PIMCO SWAPTION 3.636 CALL USD 202410	30
		317U4LQA2 PIMCO SWAPTION 3.35 CALL USD 2024052	(2)
		317U4LPA3 PIMCO SWAPTION 5.05 PUT USD 20240528	(1)
		317U4MJA8 PIMCO SWAPTION 3.195 CALL USD 202405	(1)
		317U4MIA9 PIMCO SWAPTION 4.975 PUT USD 2024052	(1)
		317U4MVA4 PIMCO SWAPTION 2.76 CALL EUR 2023122	(2)
		317U4N9A7 PIMCO SWAPTION 3.433 CALL USD 202402	3
		317U4N8A8 PIMCO SWAPTION 3.4425 CALL USD 20240	2
		317U4NCA3 PIMCO SWAPTION 2.65 CALL EUR 2024010	(1)
		317U4NIA7 PIMCO SWAPTION 3.6475 CALL USD 20240	(1)
		317U4NKA4 PIMCO SWAPTION 3.67 CALL USD 2024010	(1)
		317U4NMA2 PIMCO SWAPTION 2.59 CALL EUR 2024010	(1)
		317U4NPA9 PIMCO SWAPTION 4.01 PUT USD 20240105	1
		317U4NOA0 PIMCO SWAPTION 3.594 CALL USD 202401	(1)
		317U4PQA3 PIMCO SWAPTION 3.6 CALL USD 20240112	(1)
		317U4POA5 PIMCO SWAPTION 3.6 CALL USD 20240112	(1)
		317U4QGA2 PIMCO SWAPTION 4.6 PUT USD 20241213	(3)
		317U4QFA3 PIMCO SWAPTION 3.55 CALL USD 2024011	(1)
		317U4QCA6 PIMCO SWAPTION 3.545 CALL USD 202401	(1)
		POLISH ZLOTY	1
		Total PIMCO	162,600

	Dodge & Cox	AT+T INC SR UNSECURED 02/39 6.55	551
		AT+T INC SR UNSECURED 12/57 3.8	131
		AMERICAN ELECTRIC POWER JR SUBORDINA 08/25 5.699	171
		ELEVANCE HEALTH INC SR UNSECURED 05/30 2.25	130
		AT+T INC SR UNSECURED 09/40 5.35	173
		BAT CAPITAL CORP COMPANY GUAR 08/33 6.421	289
		BAT CAPITAL CORP COMPANY GUAR 08/37 4.39	168
		BAT CAPITAL CORP COMPANY GUAR 03/28 2.259	90
		BAT CAPITAL CORP COMPANY GUAR 03/31 2.726	210
		BAT CAPITAL CORP COMPANY GUAR 09/40 3.734	37
		BAT CAPITAL CORP COMPANY GUAR 03/52 5.65	91
		BAT CAPITAL CORP COMPANY GUAR 03/32 4.742	697
		BNP PARIBAS COMPANY GUAR 10/24 4.25	1,606
		BANK OF AMERICA CORP SUBORDINATED 08/24 4.2	480
		BANK OF AMERICA CORP SUBORDINATED 03/26 4.45	99
		BANK OF AMERICA CORP SR UNSECURED 02/31 VAR	107
		BANK OF AMERICA CORP SUBORDINATED 03/37 VAR	374
		BANK OF AMERICA CORP SR UNSECURED 07/28 VAR	575
		BANK OF NY MELLON CORP SR UNSECURED 10/33 VAR	239
		BARCLAYS PLC SUBORDINATED 05/26 5.2	199

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	BARCLAYS PLC SUBORDINATED 05/28 4.836	$195
		BARCLAYS PLC SR UNSECURED 08/28 VAR	201
		BARCLAYS PLC SR UNSECURED 05/27 VAR	252
		BARCLAYS PLC SR UNSECURED 09/29 VAR	208
		BOSTON PROPERTIES LP SR UNSECURED 10/26 2.75	116
		BOSTON PROPERTIES LP SR UNSECURED 03/30 2.9	129
		BOSTON PROPERTIES LP SR UNSECURED 01/31 3.25	580
		BOSTON PROPERTIES LP SR UNSECURED 01/34 6.5	132
		CCO HLDGS LLC/CAP CORP SR UNSECURED 05/32 4.5	599
		CIGNA GROUP/THE COMPANY GUAR 10/28 4.375	520
		CVS HEALTH CORP SR UNSECURED 03/28 4.3	125
		CVS HEALTH CORP SR UNSECURED 03/38 4.78	190
		CALIFORNIA ST CAS 10/39 FIXED 7.3	212
		CALIFORNIA ST CAS 03/40 FIXED 7.625	922
		CAPITAL ONE FINANCIAL CO SUBORDINATED 10/25 4.2	245
		CAPITAL ONE FINANCIAL CO SUBORDINATED 07/26 3.75	192
		CAPITAL ONE FINANCIAL CO SR UNSECURED 03/26 VAR	120
		CAPITAL ONE FINANCIAL CO SR UNSECURED 05/28 VAR	197
		CAPITAL ONE FINANCIAL CO SR UNSECURED 05/33 VAR	147
		CAPITAL ONE FINANCIAL CO SR UNSECURED 10/31 VAR	110
		CHARTER COMM OPT LLC/CAP SR SECURED 07/25 4.908	149
		CHARTER COMM OPT LLC/CAP SR SECURED 10/45 6.484	838
		CHARTER COMM OPT LLC/CAP SR SECURED 04/48 5.75	111
		CHARTER COMM OPT LLC/CAP SR SECURED 04/33 4.4	69
		CHARTER COMM OPT LLC/CAP SR SECURED 04/53 5.25	252
		CITIGROUP INC SR UNSECURED 03/31 VAR	335
		CITIGROUP INC SR UNSECURED 03/33 VAR	428
		CITIGROUP CAPITAL XIII PREFERRED STOCK 10/40 VAR	1,045
		REPUBLIC OF COLOMBIA SR UNSECURED 02/44 5.625	168
		REPUBLIC OF COLOMBIA SR UNSECURED 06/45 5	194
		COX COMMUNICATIONS INC SR UNSECURED 08/28 6.8	1,389
		WALT DISNEY COMPANY/THE COMPANY GUAR 11/37 6.65	265
		DOMINION ENERGY INC JR SUBORDINA 10/54 VAR	467
		DOMINION ENERGY INC SR UNSECURED 04/30 3.375	300
		DOMINION ENERGY INC SR UNSECURED 04/26 1.45	139
		DOW CHEMICAL CO/THE SR UNSECURED 11/29 7.375	142
		DOW CHEMICAL CO/THE SR UNSECURED 05/39 9.4	202
		ELANCO ANIMAL HEALTH INC SR UNSECURED 08/28 6.65	414
		FED HM LN PC POOL G30689 FG 07/32 FIXED 4.5	420
		FED HM LN PC POOL G01976 FG 12/33 FIXED 6	27
		FED HM LN PC POOL G07338 FG 10/38 FIXED 6	20
		FED HM LN PC POOL G07480 FG 05/39 FIXED 6	123
		FED HM LN PC POOL G07598 FG 11/43 FIXED 4.5	37
		FED HM LN PC POOL G07857 FG 04/40 FIXED 4.5	312

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	FED HM LN PC POOL 1G2201 FH 09/37 FLOATING VAR	$35
		FED HM LN PC POOL 849254 FH 01/42 FLOATING VAR	12
		FED HM LN PC POOL 849330 FH 05/44 FLOATING VAR	59
		FED HM LN PC POOL 849505 FH 10/44 FLOATING VAR	327
		FED HM LN PC POOL 849536 FH 11/44 FLOATING VAR	64
		FED HM LN PC POOL SD1080 FR 05/52 FIXED 3	416
		FED HM LN PC POOL SD1581 FR 09/52 FIXED 2.5	2,484
		FED HM LN PC POOL SD1933 FR 06/52 FIXED 3.5	741
		FED HM LN PC POOL SD2253 FR 12/52 FIXED 3.5	733
		FED HM LN PC POOL SD7530 FR 11/50 FIXED 2.5	562
		FED HM LN PC POOL SD8202 FR 03/52 FIXED 3.5	1,100
		FED HM LN PC POOL SD8214 FR 05/52 FIXED 3.5	472
		FED HM LN PC POOL Q02552 FG 08/41 FIXED 4.5	20
		FED HM LN PC POOL Q03086 FG 09/41 FIXED 4.5	39
		FED HM LN PC POOL V83108 FG 03/47 FIXED 4.5	213
		FED HM LN PC POOL Q48237 FG 05/47 FIXED 4.5	165
		FED HM LN PC POOL G60034 FG 02/45 FIXED 4.5	36
		FED HM LN PC POOL G60153 FG 10/44 FIXED 4.5	59
		FED HM LN PC POOL G60384 FG 12/45 FIXED 4.5	84
		FED HM LN PC POOL G60920 FG 04/46 FIXED 4.5	94
		FED HM LN PC POOL G61060 FG 06/47 FIXED 4.5	377
		FED HM LN PC POOL RA2958 FR 07/50 FIXED 2	575
		FED HM LN PC POOL RA3053 FR 07/50 FIXED 2	353
		FED HM LN PC POOL RA3167 FR 07/50 FIXED 2	1,690
		FED HM LN PC POOL RA3202 FR 07/50 FIXED 2.5	1,544
		FED HM LN PC POOL RA4119 FR 12/50 FIXED 2	1,294
		FED HM LN PC POOL RA7127 FR 04/52 FIXED 3.5	3,048
		FED HM LN PC POOL RA6337 FR 11/51 FIXED 2.5	866
		FED HM LN PC POOL RB5141 FR 01/42 FIXED 2	720
		FANNIE MAE FNR 2013 106 MA	57
		FREDDIE MAC FHR 4283 EW	160
		FREDDIE MAC FHR 5133 BD	741
		FNMA POOL AL1845 FN 06/39 FLOATING VAR	9
		FNMA POOL AL6240 FN 12/44 FLOATING VAR	177
		FNMA POOL AL7147 FN 02/45 FIXED VAR	39
		FNMA POOL AL6377 FN 01/45 FLOATING VAR	36
		FNMA POOL AL6872 FN 05/45 FLOATING VAR	71
		FNMA POOL AL7205 FN 12/29 FIXED VAR	33
		FNMA POOL AL7384 FN 09/45 FIXED VAR	78
		FNMA POOL AL9781 FN 02/46 FIXED VAR	147
		FNMA POOL AL9096 FN 10/42 FIXED VAR	162
		FNMA POOL AL9407 FN 09/42 FIXED VAR	45
		FNMA POOL AL8830 FN 10/34 FIXED VAR	197
		FNMA POOL AL8816 FN 09/45 FIXED VAR	122

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	FNMA POOL AW4688 FN 05/44 FLOATING VAR	$10
		FREDDIE MAC FHR 2957 VZ	109
		FANNIE MAE FNR 2009 66 ET	1
		FREDDIE MAC REFERENCE REMIC FHRR R008 ZA	28
		FANNIE MAE FNR 2007 50 DZ	49
		FNMA POOL 704235 FN 05/33 FIXED 5.5	17
		FNMA POOL 725229 FN 03/34 FIXED VAR	27
		FNMA POOL 735503 FN 04/35 FIXED VAR	1
		FNMA POOL BF0045 FN 03/52 FIXED 4.5	145
		FNMA POOL BH5372 FN 08/47 FIXED 4	195
		FNMA POOL BK5257 FN 05/48 FIXED 4	251
		FNMA POOL BM1357 FN 01/43 FIXED VAR	178
		FNMA POOL BM6149 FN 10/49 FLOATING VAR	354
		FNMA POOL BN3064 FN 02/49 FLOATING VAR	38
		FNMA POOL CA2643 FN 11/48 FIXED 4.5	73
		FNMA POOL CA2804 FN 12/48 FIXED 4.5	66
		FNMA POOL CA6247 FN 07/50 FIXED 2.5	1,198
		FNMA POOL CA6398 FN 07/50 FIXED 2.5	668
		FNMA POOL CA6902 FN 09/50 FIXED 2	1,626
		FNMA POOL CA7241 FN 10/50 FIXED 2.5	1,847
		FNMA POOL CA8473 FN 01/51 FIXED 2	790
		FNMA POOL CB3332 FN 04/52 FIXED 3.5	2,978
		FNMA POOL CB3841 FN 06/52 FIXED 3.5	1,411
		FNMA POOL FM4714 FN 10/50 FIXED VAR	1,776
		FNMA POOL FS1453 FN 04/52 FIXED VAR	2,835
		FNMA POOL FS2143 FN 06/52 FIXED VAR	3,316
		FNMA POOL FS3502 FN 09/52 FIXED VAR	1,246
		FNMA POOL 888560 FN 11/35 FIXED VAR	25
		FNMA POOL 889072 FN 12/37 FIXED VAR	82
		FNMA POOL 889984 FN 10/38 FIXED VAR	75
		FNMA POOL 965097 FN 09/38 FLOATING VAR	22
		FNMA POOL 976853 FN 11/29 FIXED 5.5	20
		FNMA POOL 995006 FN 10/38 FLOATING VAR	7
		FNMA POOL 995051 FN 03/37 FIXED VAR	21
		FNMA POOL AB1763 FN 11/30 FIXED 4	13
		FNMA POOL MA0792 FN 07/31 FIXED 4.5	121
		FNMA POOL MA2508 FN 01/36 FIXED 4	79
		FNMA POOL MA3617 FN 03/49 FIXED 5	40
		FNMA POOL MA4600 FN 05/52 FIXED 3.5	442
		FNMA POOL AD0198 FN 09/38 FIXED VAR	21
		FNMA POOL AD0244 FN 10/24 FIXED VAR	12
		FEDEX CORP COMPANY GUAR 05/50 5.25	200
		FORD MOTOR CREDIT CO LLC SR UNSECURED 11/25 3.375	263
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/26 2.7	510

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	FORD MOTOR CREDIT CO LLC SR UNSECURED 11/27 7.35	$211
		FORD MOTOR CREDIT CO LLC SR UNSECURED 05/28 6.8	209
		FORD MOTOR CREDIT CO LLC SR UNSECURED 01/24 3.81	425
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/26 4.542	315
		FORD MOTOR CREDIT CO LLC SR UNSECURED 11/24 4.063	196
		FREDDIE MAC SCRT SCRT 2017 4 M45T	174
		GOLDMAN SACHS GROUP INC SR UNSECURED 03/28 VAR	792
		GOVERNMENT NATIONAL MORTGAGE A GNR 2018 H01 FE	660
		GOVERNMENT NATIONAL MORTGAGE A GNR 2017 H22 FH	822
		GOVERNMENT NATIONAL MORTGAGE A GNR 2018 H08 FB	288
		GOVERNMENT NATIONAL MORTGAGE A GNR 2019 H15 JF	567
		GOVERNMENT NATIONAL MORTGAGE A GNR 2020 H01 FV	1,493
		GOVERNMENT NATIONAL MORTGAGE A GNR 2023 H13 FJ	677
		GOVERNMENT NATIONAL MORTGAGE A GNR 2021 H19 FM	631
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H09 FA	662
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H09 FC	1,348
		GOVERNMENT NATIONAL MORTGAGE A GNR 2022 H11 EF	296
		HCA INC COMPANY GUAR 06/29 4.125	382
		HSBC HOLDINGS PLC SUBORDINATED 05/36 6.5	319
		HSBC HOLDINGS PLC SUBORDINATED 09/37 6.5	623
		HSBC HOLDINGS PLC SR UNSECURED 03/26 4.3	197
		HSBC HOLDINGS PLC SR UNSECURED 06/31 VAR	172
		HSBC HOLDINGS PLC SR UNSECURED 08/31 VAR	166
		HSBC HOLDINGS PLC SR UNSECURED 05/25 VAR	196
		HSBC HOLDINGS PLC SUBORDINATED 03/33 VAR	187
		HSBC HOLDINGS PLC SUBORDINATED 11/33 VAR	347
		HSBC HOLDINGS PLC SUBORDINATED 06/34 VAR	209
		HOME DEPOT INC SR UNSECURED 04/30 2.7	46
		HOME DEPOT INC SR UNSECURED 04/40 3.3	41
		HOME DEPOT INC SR UNSECURED 04/50 3.35	39
		ILLINOIS ST ILS 06/33 FIXED 5.1	643
		JPMORGAN CHASE + CO SR UNSECURED 03/31 VAR	220
		JPMORGAN CHASE + CO SR UNSECURED 04/31 VAR	108
		JPMORGAN CHASE + CO SUBORDINATED 05/31 VAR	990
		JPMORGAN CHASE + CO SUBORDINATED 09/33 VAR	694
		KINDER MORGAN ENER PART COMPANY GUAR 03/44 5.5	379
		KINDER MORGAN INC COMPANY GUAR 03/48 5.2	206
		LYB INT FINANCE III COMPANY GUAR 10/30 2.25	43
		LLOYDS BANKING GROUP PLC SUBORDINATED 11/33 VAR	544
		LLOYDS BANKING GROUP PLC SUBORDINATED 11/24 4.5	469
		LLOYDS BANKING GROUP PLC SUBORDINATED 03/26 4.65	196
		LOS ANGELES CA UNIF SCH DIST LOSSCD 07/34 FIXED 5.75	292
		NATWEST GROUP PLC SUBORDINATED 11/35 VAR	187
		NATWEST GROUP PLC SR UNSECURED 06/27 VAR	320

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	NATWEST GROUP PLC SR UNSECURED 09/29 VAR	$487
		NEW JERSEY ST TURNPIKE AUTH TU NJSTRN 01/40 FIXED 7.414	93
		NEW JERSEY ST TURNPIKE AUTH TU NJSTRN 01/41 FIXED 7.102	393
		NEXTERA ENERGY CAPITAL COMPANY GUAR 09/24 4.255	173
		NEXTERA ENERGY CAPITAL COMPANY GUAR 03/25 6.051	76
		NEXTERA ENERGY CAPITAL COMPANY GUAR 07/27 4.625	300
		OCCIDENTAL PETROLEUM COR SR UNSECURED 08/24 2.9	492
		PETROLEOS MEXICANOS COMPANY GUAR 06/35 6.625	997
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 06/50 6.75	686
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 01/31 5.6	224
		PETROLEOS MEXICANOS COMPANY GUAR 01/45 6.375	81
		PETROLEOS MEXICANOS COMPANY GUAR 09/47 6.75	82
		PETROLEOS MEXICANOS COMPANY GUAR 03/27 6.5	1,025
		PETROLEOS MEXICANOS COMPANY GUAR 01/50 7.69	676
		PHILIP MORRIS INTL INC SR UNSECURED 11/29 5.625	63
		PHILIP MORRIS INTL INC SR UNSECURED 11/32 5.75	74
		PHILIP MORRIS INTL INC SR UNSECURED 02/33 5.375	180
		RTX CORP SR UNSECURED 03/31 6	133
		RTX CORP SR UNSECURED 03/34 6.1	109
		SLM STUDENT LOAN TRUST SLMA 2005 3 A6	1,437
		SLM STUDENT LOAN TRUST SLMA 2007 6 A5	1,392
		SLM STUDENT LOAN TRUST SLMA 2014 2 A3	1,119
		CHARLES SCHWAB CORP SR UNSECURED 05/29 VAR	128
		CHARLES SCHWAB CORP SR UNSECURED 05/34 VAR	52
		CHARLES SCHWAB CORP SR UNSECURED 08/34 VAR	79
		CHARLES SCHWAB CORP SR UNSECURED 11/29 VAR	262
		SOUTHERN CO JR SUBORDINA 08/24 VAR	248
		SOUTHERN CO JR SUBORDINA 08/27 5.113	355
		SOUTHERN CO JR SUBORDINA 01/51 VAR	618
		SOUTHERN CO JR SUBORDINA 09/51 VAR	341
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	4,951
		T MOBILE USA INC COMPANY GUAR 04/30 3.875	285
		T MOBILE USA INC COMPANY GUAR 04/29 3.375	650
		TELECOM ITALIA CAPITAL COMPANY GUAR 07/36 7.2	226
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/38 7.721	331
		TIME WARNER CABLE LLC SR SECURED 05/37 6.55	247
		TIME WARNER CABLE LLC SR SECURED 06/39 6.75	572
		TRANSCANADA TRUST COMPANY GUAR 05/75 VAR	566
		TRANSCANADA TRUST COMPANY GUAR 08/76 VAR	260
		TRANSCANADA TRUST COMPANY GUAR 03/77 VAR	489
		TRANSCANADA TRUST COMPANY GUAR 09/79 VAR	449
		TRANSCANADA TRUST COMPANY GUAR 03/82 VAR	126
		UNUM GROUP SR UNSECURED 12/28 6.75	235
		UNION PACIFIC RR CO 07 3 PASS THRU CE 01/31 6.176	155

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor, or		Current Value
	Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	Dodge & Cox	UNITED PARCEL SERVICE SR UNSECURED 03/53 5.05	$286
		US TREASURY N/B 11/49 2.375	671
		US TREASURY N/B 05/52 2.875	764
		US TREASURY N/B 08/52 3	1,076
		TSY INFL IX N/B 02/53 1.5	720
		US TREASURY N/B 08/53 4.125	6,103
		US TREASURY N/B 11/53 4.75	1,786
		US TREASURY N/B 05/33 3.375	1,524
		US TREASURY N/B 06/30 3.75	1,511
		US TREASURY N/B 07/30 4	3,315
		US TREASURY N/B 11/30 4.375	875
		UNIV OF CALIFORNIA CA RGTS MED UNVHGR 05/53 FIXED 4.563	187
		VMWARE LLC SR UNSECURED 08/26 1.4	160
		VODAFONE GROUP PLC JR SUBORDINA 04/79 VAR	567
		WELLS FARGO + COMPANY SUBORDINATED 06/26 4.1	196
		WELLS FARGO + COMPANY SUBORDINATED 07/27 4.3	465
		WELLS FARGO + COMPANY SR UNSECURED 03/33 VAR	307
		WELLS FARGO + COMPANY SR UNSECURED 07/33 VAR	122
		WELLS FARGO + COMPANY SR UNSECURED 04/34 VAR	126
		ZOETIS INC SR UNSECURED 11/25 4.5	298
		Total Dodge & Cox	$124,054

	Jackson Square Partners	STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	$48
		Total Jackson Square Partners	$48

	Next Century	STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	$110
		Total Next Century	$110

	AJO Partners	CTO REALTY GROWTH INC REIT USD.01	$43
		GAMING AND LEISURE PROPERTIE REIT	4
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	34
		Total AJO Partners	$81

	Westwood	STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	$111
		Total Westwood	$111

	T. Rowe Price	AMEREN CORPORATION COMMON STOCK USD.01	$1,693
		AMERICAN INTERNATIONAL GROUP COMMON STOCK USD2.5	5,452
		ELEVANCE HEALTH INC COMMON STOCK USD.01	5,672
		APPLIED MATERIALS INC COMMON STOCK USD.01	1,031
		AVALONBAY COMMUNITIES INC REIT USD.01	4,501
		BAKER HUGHES CO COMMON STOCK USD.0001	1,613
		BANK OF AMERICA CORP COMMON STOCK USD.01	6,084
		BAXTER INTERNATIONAL INC COMMON STOCK USD1.0	3,054

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor,		Current Value
	or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	T. Rowe Price	BECTON DICKINSON AND CO COMMON STOCK USD1.0	$3,776
		BEST BUY CO INC COMMON STOCK USD.1	1,208
		BOEING CO/THE COMMON STOCK USD5.0	3,452
		BRISTOL MYERS SQUIBB CO COMMON STOCK USD.1	1,352
		CF INDUSTRIES HOLDINGS INC COMMON STOCK USD.01	2,430
		THE CIGNA GROUP COMMON STOCK USD.01	2,491
		CVS HEALTH CORP COMMON STOCK USD.01	3,184
		CITIGROUP INC COMMON STOCK USD.01	1,008
		COCA COLA CO/THE COMMON STOCK USD.25	1,751
		COLGATE PALMOLIVE CO COMMON STOCK USD1.0	3,451
		CONAGRA BRANDS INC COMMON STOCK USD5.0	3,697
		CONOCOPHILLIPS COMMON STOCK USD.01	1,836
		CUMMINS INC COMMON STOCK USD2.5	3,010
		WALT DISNEY CO/THE COMMON STOCK USD.01	819
		DOMINION ENERGY INC COMMON STOCK	2,570
		EOG RESOURCES INC COMMON STOCK USD.01	1,659
		EQT CORP COMMON STOCK	2,197
		ELANCO ANIMAL HEALTH INC COMMON STOCK	1,792
		EQUITABLE HOLDINGS INC COMMON STOCK USD.01	2,973
		EXXON MOBIL CORP COMMON STOCK	3,598
		FIFTH THIRD BANCORP COMMON STOCK	3,154
		FISERV INC COMMON STOCK USD.01	4,911
		GENERAL ELECTRIC CO COMMON STOCK USD.01	3,814
		HARTFORD FINANCIAL SVCS GRP COMMON STOCK USD.01	4,139
		HONEYWELL INTERNATIONAL INC COMMON STOCK USD1.0	2,326
		HUMANA INC COMMON STOCK USD.1666666	870
		HUNTINGTON BANCSHARES INC COMMON STOCK USD.01	2,457
		INTEL CORP COMMON STOCK USD.001	3,701
		INTERNATIONAL PAPER CO COMMON STOCK USD1.0	2,180
		JOHNSON + JOHNSON COMMON STOCK USD1.0	5,459
		KENVUE INC COMMON STOCK USD.01	2,717
		SAMSUNG ELECTR GDR REG S GDR	3,284
		KIMBERLY CLARK CORP COMMON STOCK USD1.25	2,493
		KOHLS CORP COMMON STOCK USD.01	1,334
		L3HARRIS TECHNOLOGIES INC COMMON STOCK USD1.0	5,236
		LAS VEGAS SANDS CORP COMMON STOCK USD.001	1,740
		SIEMENS AG REG COMMON STOCK	4,964
		MERCK + CO. INC. COMMON STOCK USD.5	2,320
		MICROSOFT CORP COMMON STOCK USD.00000625	2,516
		NEWS CORP CLASS A COMMON STOCK USD.01	4,794
		NEXTERA ENERGY INC COMMON STOCK USD.01	735
		NORFOLK SOUTHERN CORP COMMON STOCK USD1.0	2,837
		PFIZER INC COMMON STOCK USD.05	2,855
		PHILIP MORRIS INTERNATIONAL COMMON STOCK	4,088

Appendix of Schedule H – Schedule of Assets (Held at End of Year) December 31, 2023	Edison 401(k) Savings Plan EIN 95-1240335 Plan Number 002

(a)	(b)	(c)	(e)
	Identity of Issuer,
	Borrower, Lessor,		Current Value
	or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(in thousands)
	T. Rowe Price	QUALCOMM INC COMMON STOCK USD.0001	$7,987
		RPM INTERNATIONAL INC COMMON STOCK USD.01	1,794
		ROWE T PRICE GOV RES FD	2,618
		ROWE T PRICE GOV RES FD	640
		SCHWAB (CHARLES) CORP COMMON STOCK USD.01	1,864
		SEMPRA COMMON STOCK	1,891
		SOUTHERN CO/THE COMMON STOCK USD5.0	6,653
		SOUTHWEST AIRLINES CO COMMON STOCK USD1.0	1,595
		STANLEY BLACK + DECKER INC COMMON STOCK USD2.5	3,856
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	1,199
		SUNCOR ENERGY INC COMMON STOCK	2,230
		TEXAS INSTRUMENTS INC COMMON STOCK USD1.0	1,516
		3M CO COMMON STOCK USD.01	1,143
		TOTALENERGIES SE SPON ADR ADR	6,435
		TYSON FOODS INC CL A COMMON STOCK USD.1	1,779
		US BANCORP COMMON STOCK USD.01	3,719
		UNION PACIFIC CORP COMMON STOCK USD2.5	2,667
		UNITED PARCEL SERVICE CL B COMMON STOCK USD.01	1,571
		VERIZON COMMUNICATIONS INC COMMON STOCK USD.1	2,580
		WALMART INC COMMON STOCK USD.1	4,758
		WELLS FARGO + CO COMMON STOCK USD1.666	6,920
		WESTERN DIGITAL CORP COMMON STOCK USD.01	5,073
		WEYERHAEUSER CO REIT USD1.25	4,272
		WILLIAMS COS INC COMMON STOCK USD1.0	1,338
		ZIMMER BIOMET HOLDINGS INC COMMON STOCK USD.01	3,064
		ACCENTURE PLC CL A COMMON STOCK USD.0000225	1,893
		MEDTRONIC PLC COMMON STOCK USD.1	3,954
		CHUBB LTD COMMON STOCK	6,808
		Total T. Rowe Price	$244,095

	LOOMIS SAYLES	STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	$86
		Total Loomis Sayles	$86

		Grand Total	$531,185

Item  9.01Financial Statements and Exhibits

(d)	Exhibits

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm – WEAVER AND TIDWELL, LLP
23.2	Consent of Independent Registered Public Accounting Firm – VASQUEZ & COMPANY LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2024

EDISON 401 (K) SAVINGS PLAN

By:	/s/ Natalie K. Schilling
Natalie K. Schilling
Chair of the Southern California Edison Company
Benefits Committee